Mail Stop 3628

                                                               February 26,
2019


    Peter A. Zieringer
    President and Chief Executive Officer
    Daimler Trust Leasing LLC
    Daimler Trust
    36455 Corporate Drive
    Farmington Hills, Michigan 48331

            Re:    Daimler Trust Leasing LLC
                   Daimler Trust
                   Registration Statement on Form SF-3
                   Filed February 22, 2019
                   File Nos. 333-229783 and 333-229783-01

    Dear Mr. Zieringer:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Michelle Stasny at (202) 551-3674 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance